CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

January 17, 2018

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-C Registration Statement on Form N-2 File Nos.: 333-221611; 811-23310

Responses to Staff comments received on December 15, 2017

Dear Mr. Minore:

On behalf of our client, NorthStar Real Estate Capital Income Fund-C, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated December 15, 2017 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form N-2, filed with the Commission on November 16, 2017 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Trust is submitting pre-effective amendment no. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Dominic Minore, Esq.

January 17, 2018

Registration Statement

Prospectus

Unlisted Closed-End Fund (outside front cover)

Comment 1.	The penultimate bullet states that, although during the Offering Period, Shares will be subject to the accrual of the distribution and servicing fee, such fees will not be paid during the Offering Period. It further states that distributions paid with respect to all Shares will be reduced by the amount of distribution and servicing fees. Please expand the bullet disclosure to clarify that the amounts by which the Share distributions will be reduced also include the distribution and servicing fees that were accrued but not paid during the Offering Period.

Response 1. In response to the Staff’s comment, the Trust has modified the disclosure in the penultimate bullet on the outside front cover and throughout the Registration Statement to clarify that the distributions paid with respect to all Shares may be reduced by the amount of distribution and servicing fees paid. Distributions paid with respect to Shares, however, will not be reduced during the Offering Period by the amount of the accrued distribution and servicing fees; rather, such reduction would only occur when the distribution and serving fees are paid from the Trust’s assets after the completion of the Offering Period.

Pricing Table (outside front cover)

Comment 2.	In the paragraph appearing after footnote (2), please add a cross-reference to the “Plan of Distribution” section of the prospectus, accompanied by a statement that the Plan of Distribution section of the prospectus includes a discussion of the fees and expenses that will be payable to persons participating in the distribution of the Shares.

Response 2. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Comment 3.	Please confirm in your response letter that all of the information appearing on the outside front cover will be presented in at least 10-point type.

Response 3. The Trust informs the Staff supplementally that all of the information appearing on the outside front cover will be presented in at least 10-point type.

Summary of Fees and Expenses (page 27)

Comment 4.	Footnote (2) indicates that the presentation of annual expenses as a percentage of average net assets attributable to Shares is based on the assumption that, among other things, the Trust raises $100 million of proceeds in this offering during the following twelve months. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why it is appropriate to assume that the Trust will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

Dominic Minore, Esq.

January 17, 2018

Response 4. The Trust informs the Staff supplementally that the assumption regarding the number of Shares sold during the first 12 months is based on a variety of factors, including, but not limited to, the experience of the Advisor based on its affiliation with Colony NorthStar, perceived demand for the Trust’s shares, the extensive track record, experience and capabilities of Colony NorthStar within the real estate and real estate-related investment sectors, and current market conditions. The Trust also wishes to underscore the fact that since it is engaged in a continuous offering, it expects to raise varying amounts of proceeds from month to month and, therefore, must make certain assumptions based on the Advisor’s experience and beliefs in estimating the amount of shares the Trust anticipates selling in the first 12 months of the offering.

Comment 5.	Footnote (6) indicates that, although during the Offering Period, Shares will be subject to the accrual of the distribution and servicing fee at a rate of 1.0% of the NAV, the fee will not be payable until after the completion of the Offering Period. It further states that, although the distribution and servicing fee will not be paid until after the completion of the Offering Period, the Trust will accrue such fee during the Offering Period, with an estimated eight year payout period thereafter, resulting in an annual accrual rate of 0.89% of NAV. We note that the amount of the “Distribution and servicing fee” presented in the fee table line item is 0.89%. However, since the amount of the distribution and servicing fee that is attributable to Shares is 1.0% of the NAV, it appears that the fee table should present the distribution and servicing fee as 1.0%, rather than 0.89%. Please revise.

Response 5. The Trust respectfully advises the Staff that the presentation of the distribution and servicing fee in the Summary of Fees and Expenses table is correct. The accrual of the distribution and servicing fee is not at an annualized rate of 1.0% of the NAV per Share, but rather is at an annualized rate of 0.89% of the NAV per Share, as stated in footnote (6) to the Summary of Fees and Expenses table and presented therein. The distribution and servicing fee is only paid after the completion of the Offering Period, at which time it will be paid at an annualized rate of 1.0% of the NAV per Share. Therefore, in order to accurately reflect the distribution and servicing fee expense in the Summary of Fees and Expenses table, which will have an estimated eight year payout beginning with the first month after the completion of the Offering Period but will accrue (but not be paid out) during the Offering Period, the rate at which such fee will be paid out (1.0% of the NAV per Share) must be adjusted to an annualized rate of 0.89% of the NAV per Share to reflect the additional year of accrual when determining the annual expense attributable to Shares. An illustration of the calculation is set forth below:

Illustration of Pay Out Rate:		Illustration of Accrual Rate:
Pay out rate:	1.0%	Accrual rate:	0.89%
Total years paid:	× 8 years	Total years accrued:	× 9 years
Maximum distribution and servicing fee:	8.0%	Maximum distribution and servicing fee:	8.0%

Dominic Minore, Esq.

January 17, 2018

Market Overview and Opportunity (page 38)

Comment 6.	Please update the charts and graphs presented in the prospectus to include the most recent information that is made available by the various sources cited.

Response 6. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Risk Factors (page 58)

Comment 7.	Expand the lead-in paragraph to make clear that the Risk Factors section nonetheless describes the principal risk factors associated with investment in the Trust specifically, as well as those factors generally associated with investment in a Trust with investment objectives, investment policies, capital structure or trading markets similar to the Trust’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response 7. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

The Advisor will face conflicts of interest relating to performing services . . . (page 98)

Comment 8.	The third paragraph states that the investment allocation policy of the Advisor and its affiliates applies to investment opportunities that are sourced by “associated persons” of the Advisor or its affiliates, collectively referred to as the “Included Persons.” Please expand the disclosure to clarify who will be deemed to be associated persons of the Advisor or its affiliates for purposes of the definition of “Included Persons.”

Response 8. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Financial Statements

Comment 9.	Please clarify the disclosure going forward within the financial statements to identify by name the affiliate of Colony NorthStar that is a party to the Expense Support Agreement, Distribution Support Agreement, and seed capital funding.

Response 9. The Trust acknowledges the Staff’s comment and will make such requested changes to the Financial Statements going forward.

* * * * * *

Dominic Minore, Esq.

January 17, 2018

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund-C

Kevin P. Traenkle

Chief Executive Officer and President

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Jefferey D. LeMaster